# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUTRIBAND INC., CIK 0001676047
CUSIP: 67092M208
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 121 South Orange Ave., Suite 1500, Orlando, Florida (FL), 32801
Date of event which requires filing of this statement: 09/29/2021
Filed by CIK 0001707265
Persons authorized to receive notices and communications: Gareth Sheridan, CEO, 121 South Orange Ave.,, Suite 1500, Orlando, Florida (FL), 32801, (407) 377-6695; Michael Paige, Michael Paige Law PLLC, 3508 Lowell Street, Washington, District Of Columbia (DC), 20037, (202) 457-1678

## Reporting persons
- Gareth Sheridan (CIK 0001707265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,761,770; shared voting power 0; sole dispositive power 1,761,770; shared dispositive power 0; aggregate amount beneficially owned 2,012,770 (17.73% of the class)
  Comment: * The calculations in this Schedule of ownership percentages of the Reporting Person are based on 11,154,171 shares of common stock outstanding as of March 1, 2025.
  
  The address of the Reporting Person is c/o Nutriband Inc., 121 South Orange Ave., Suite 1500, Orlando, Florida 32801.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: NUTRIBAND INC.
Address of issuer's principal executive offices: 121 South Orange Ave., Suite 1500, Orlando, Florida (FL), 32801
Comment: This statement on Schedule 13D (this "Schedule") relates to shares of the common stock, par value $0.001 per share (the "common stock"), of Nutriband Inc., a Nevada corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 121 South Orange Ave., Orlando, FL 32801.

## Item 2. Identity and Background
Name of person filing: The Reporting Person is the Chief Executive Officer of the Issuer, and is filing this Schedule to report the issuances of shares of Issuer common stock and warrants to the Reporting Person in connection with the founding of the Issuer and as compensation by the Issuer to the Reporting Person in connection with the management and operation of the Issuer.
Residence or business address: The address of the principal office of the Reporting Person is c/o. Nutriband Inc., 121 South Orange Ave., Suite 1500, Orlando, Florida 32801.
Present principal occupation or employment: The name, residence or business address, present principal occupation or employment and citizenship (or state of organization) of each director, executive officer, trustees, general partner, managing member, control person of the Issuer listed in Schedule I hereto is c/o the Issuer, the business address of which is set forth in Item (b) above. The principal business of the Issuer is medical device research and development.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor any of the persons controlling any such Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.
Citizenship: U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: It is expected that from time the Reporting Person will review the investments in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of common stock or equity securities of the Issuer; and (ii) sell all or a portion of the shares of common stock of the Issuer now beneficially owned or related derivatives hereafter acquired by it. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person holds the common stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the common stock held by the Reporting Person to other entities. Any actions Reporting Person might undertake will be dependent upon the Reporting Person's evaluation of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments. From time to time the Reporting Persons may engage in discussions with the Board and/or members of the Issuer's management team concerning, including, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Persons may individually express views to the Board and/or members of the Issuer's management team and/or the public through social media or other channels with respect to the Issuer's business, products and service offerings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 1, 2025, the Reporting Person may be deemed to beneficially own, in the aggregate, 2,012,770 shares of the Issuer's common stock, which were acquired as follows:1,771,770 shares were issued to the Reporting Person as founder's stock in connection with the formation of the Company in 2016; and the Company issued options to the Reporting Person to purchase an aggregate of 251,000 shares of common stock pursuant to the Issuer's stock option plan (which was amended and restated as of March 20, 2024), in various issuances at exercise prices from $2.12 to $8.07 in the period January 21, 2021 through January 23, 2025. The Reporting Person has not exercised any of the options granted under this plan.
Number of shares as to which each person has sole or shared power to vote or dispose: NA
Transactions in the class effected during the past sixty days: On January 23, 2025, the Issuer issued three-year options exercisable at $8.07 per share.to purchase 28,333 shares of Common Stock to the Reporting Person,
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: NA

## Signatures
- Gareth Sheridan: /s/ Gareth Sheridan, Gareth Sheridan (03/12/2025)